Exhibit 107
Calculation of Filing Fee Tables

SCHEDULE 14A
(Form Type)

OPIANT PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$ 233,274,832 (1)	0.0001102	$ 25,706.89 (2)
Fees Previously Paid	–		–
Total Transaction Valuation	$ 233,274,832
Total Fees Due for Filing			$ 25,706.89
Total Fees Previously Paid			–
Total Fee Offsets			–
Net Fee Due			$ 25,706.89

(1)Aggregate number of securities to which transaction applies: As of December 7, 2022, the maximum number of shares of common stock to which this transaction applies is estimated to be 8,331,244, which consists of (a) 5,268,677 shares of common stock entitled to receive the per share merger consideration of up to $28.00, which consists of $20.00 in upfront per share consideration and one contingent value right that Opiant estimates could result in additional cash payments of up to $8.00 per share; (b) 2,497,315 shares of common stock underlying outstanding Opiant stock options, which may be entitled to receive the per share merger consideration of up to $28.00 minus any applicable exercise price; (c) 266,267 shares of common stock underlying outstanding restricted stock units, which may be entitled to receive the per share merger consideration of up to $28.00; (d) 20,185 shares of common stock underlying outstanding performance stock units based on maximum-level performance and which may be entitled to receive the per share merger consideration of up to $28.00; and (e) 278,800 shares of common stock underlying outstanding warrants, which may be entitled to receive the per share merger consideration of up to $28.00 minus any applicable exercise price.
(2)In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the transaction value by 0.0001102.